

CREW

News Release – June 22, 2006

CREW SIGNS OPTION TO ACQUIRE MAJOR COAL PROJECT IN THE PHILIPPINES

TRADING SYMBOL: TORONTO & OSLO: **CRU** FRANKFURT: **KNC** OTC-BB-other: **CRUGF**

LONDON, United Kingdom: June 22, 2006 - Crew Gold Corporation ("Crew" or the "Company") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

Crew is pleased to announce that an option agreement (the Agreement) has been signed to acquire 95% of the shares in Daguma Agro Minerals Inc "DAMI" (Daguma Coal Project, South Cotabato coal field) in the Philippines through its 100% owned subsidiary, Crew Minerals AS. Crew has secured the option through payment of a non-refundable option fee of USD 150,000 which entitles it to conduct a due diligence assessment for three months from the date of the Agreement.

To exercise the option, Crew must pay a total of USD 10 million in cash and equity of Crew. Crew and associated Philippine qualified partners will acquire 50% of DAMI and entitle the Company to purchase the remaining equity. A final payment totalling USD 13.75 million in cash and equity is to be made 18 months following completion of the due diligence period to acquire the remaining 45% of DAMI.

The Daguma Coal Project holds a 2000-hectare license area under Coal Operation Contract (COC) No 126 and consists of two Coal Blocks No. 380 and 381. The COC was awarded a conversion from Exploration Phase to a Development/Production Phase by the Department of Energy (DOE) in February 2006. Further, the company has received a Compliance Certificate from the National Commission on Indigenous Peoples and a consent from the Indigenous Communities in Dec 2004. Further conditions for start of production are an ECC (Environmental Compliance Certificate) from the Department of Energy and Natural Resources and a final revised work program with updated feasibility study.

The South Cotabato coalfield, and particularly the DAMI property, is a recent discovery to the Philippines and now considered potentially to host the largest coal deposits on the country according to a comparative report by the Department of Energy.

A detailed resource evaluation by Toquero Geol. and Affiliates (Aus) estimated a Measured resource of 28 million tonnes, an Indicated resource of 150 million tonnes and an Inferred resource of 130 million tonnes Inferred resource has been delineated within a distance of max 1000 m from last points of observation. Mr Levy C. Toquero, of Toquero Geol & Affiliates (Aus) served as the Qualified Person for the resources

estimate. Consultants to DAMI have subsequently defined an open pitable reserve of 44.1 million tonnes within the resource, with an average stripping ratio of 2.8:1. This has formed the basis for a production plan submitted to and approved by the DOE to move the project to the Development and Production Stage.

The main coal seam is between 8.5 m and 15.9 thick, averaging 11.5 m and the coal quality is ranked as high-volatile, sub-bituminous coal with caloric values of 9,510 BTU/Lb and 9.10% Ash; 0.85% Sulfur and 6.86% moisture (all on air-dried basis). These qualities rank the Daguma coal as the highest quality coal in the Philippines.

Crew will independently verify this data as part of its due diligence.

Jan Vestrum, President and CEO of Crew commented, *"This project is strategic as a stand alone project and further strengthens Crew's presence and commitment to the Philippines. A secondary key aspect is that a successful acquisition and ramp up of the Daguma Coal Project will enable Crew Minerals to undertake a phased development of the Mindoro Nickel Project without the need for external partners. We believe the Daguma Coal Project and the Mindoro Nickel project represents major value."*

Jan A Vestrum
President & CEO

Safe Harbour Statement

Certain statements contained herein, as well as oral statements that may be made by the company or by officers, directors or employees of the company acting on the company's behalf, that are not statements of historical fact, may constitute "forward-looking statements" and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew is conducting business and/or investor relations. Forward-looking statements, include, but are not limited to those with respect to Crew Acquisition Corp.'s intention to proceed with the compulsory acquisition. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "does not expect", "is expected", "targets", "budget", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or equivalents or variation, including negative variation, of such words and phrases, or state that certain actions, events or results, "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the price of gold, fluctuations in financial markets, investor interest in the proposed private placement. Although Crew has attempted to identify important factors that could cause actual actions, events or cause actions events or results not to be anticipated, estimated or intended, there can be no assurance that forward looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Except as may be required by applicable law or stock exchange regulation, the company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements.